

February 11, 2014

Via Email
Mr. Suqun Lin
Chief Executive Officer
Joymain International Development Group, Inc.
No. 30 N. Zhongshan Road, Floor 40, Guluo District, Nanjing
Jiangsu Province, P.R.C. 210008

       Re: Joymain International Development Group, Inc.
              Form 10-K for Fiscal Year Ended April 30, 2013
              Filed July 20, 2013
              File No. 333-174607

Dear Mr. Lin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief